SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Arbor Realty Trust, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

038923108
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒     Rule 13d-1(d)

CUSIP No. 038923108	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Ivan Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	5,507,872
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	5,507,872
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,507,872
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		21.9%
12.	TYPE OF REPORTING PERSON		IN

CUSIP No. 038923108	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Arbor Commercial Mortgage, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	5,383,323
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	5,383,323
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,383,323
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		21.4%
12.	TYPE OF REPORTING PERSON		OO

Item 1(a).	Name of Issuer:

Arbor Realty Trust, Inc. ("ART")

Item 1(b).	Address of Issuer's Principal Executive Offices:

333 Earle Ovington Boulevard,
Suite 900
Uniondale, NY 11553

Item 2(a).	Names of Persons Filing:

Ivan Kaufman; Arbor Commercial Mortgage, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

333 Earle Ovington Boulevard, Suite 900 Uniondale, NY 11553

Item 2(c).	Citizenship:

Ivan Kaufman: United States of America;

Arbor Commercial Mortgage, LLC: New York

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

038923108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3I(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

	(a)	Amount Beneficially Owned:

Mr. Kaufman beneficially owns the following shares of common stock:

(i) 114,334 shares of common stock held directly by Mr. Kaufman;

(ii) 5,000 shares of common stock held directly by Lisa Kaufman, Mr. Kaufman's spouse;

(iii) 3,598 shares of common stock held directly by Maurice Kaufman, Mr. Kaufman's son;

(iv) 1,617 shares of common stock held directly by Adam Kaufman, Mr. Kaufman's son; and

(v) 5,383,323 shares of common stock held directly by Arbor Commercial Mortgage, LLC ("ACM")*.

* As of December 31, 2008, Mr. Kaufman owned approximately 51.8% of ACM directly. Mr. Kaufman and Lisa Kaufman, his spouse, jointly owned 100% of Arbor Management, LLC, the sole manager of ACM, which owned approximately 0.6% of ACM as of such date. The Ivan and Lisa Kaufman Family Trust and The Ivan Kaufman Grantor Retained Trust (of which Mr. Kaufman is also a co-trustee), both of which benefit the dependent children of Mr. Kaufman, owned approximately 35.5% and 4.0% of ACM, respectively, as of such date.  Due to his direct and indirect ownership of 91.9% of ACM, Mr. Kaufman beneficially owns the shares of common stock of ART that are held directly by ACM.

	(b)	Percent of Class:

As of December 31, 2008, Ivan Kaufman and ACM owned 21.9% and 21.4%, respectively, of the outstanding shares of ART's common stock.

(c)
As of December 31, 2008, Ivan Kaufman had the sole power to vote or to direct the vote of  5,507,872 shares of common stock and the sole power to dispose or to direct the disposition of 5,507,872 shares of common stock. As of such date, Ivan Kaufman had no shared power to vote or direct the vote or to dispose or to direct the disposition of any shares of common stock.

As of December 31, 2008, ACM had the shared power to vote or to direct the vote of 5,383,323 shares of common stock and the shared power to dispose or to direct the disposition of 5,383323 shares of common stock. As of such date, ACM had no sole power to vote or direct the vote or to dispose or to direct the disposition of any shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8	Identification and Classification of Members of the Group.

N/A

Item 9	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2009

/s/ Ivan Kaufman
Ivan Kaufman

ARBOR COMMERCIAL MORTGAGE, LLC

By:	/s/ Ivan Kaufman
	Name:	Ivan Kaufman
	Title:	Chief Executive Officer and President